Annual General Meeting of Shareholders of Kitov Pharma Limited

Date: December 23, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
3.	To approve the appointment of the applicable nominee for election as a director, to serve as a director of the Company in the first class of directors, commencing with the expiration of the applicable nominee's current term of office as a director, and to serve until the 2022 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company's amended and restated articles of association.			
3.A.	Dr. Eric Rowinsky	☐	☐	☐
3.B.	Mr. Ido Agmon	☐	☐	☐
4.	To approve the terms of office and employment of Dr. Eric Rowinsky, the Chairman of the Board of Directors, as set forth under Proposal 4 in the Proxy Statement.			
4.A.	To approve the Letter of Exemption granted by the Company to Dr. Eric Rowinsky which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.	☐	☐	☐
4.B.	To approve the Letter of Indemnity granted by the Company to Dr. Eric Rowinsky, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.8 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.	☐	☐	☐
4.C.	To approve the cash and equity-based compensation of Dr. Eric Rowinsky, Chairman of the Board of Directors, as set forth under Proposal 4 in the Proxy Statement.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here

______________________ Please Date Above

______________________ Please Sign Here

______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Kitov Pharma Limited to be Held on December 23, 2019 for Holders as of November 18, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. December 17, 2019.

To review AGM related materials, including the full Proxy Statement, please visit:
http://kitovpharma.investorroom.com/shareholder-meetings?item=7

PROXY TABULATOR FOR

KITOV PHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Kitov Pharma Limited
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on December 17, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Kitov Pharma Limited** registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 18, 2019** at the **Annual General Meeting of Shareholders** of **Kitov Pharma Limited** to be held on **December 23, 2019**, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
KITOV PHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903